UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE No. 35.3.0015881-4

MINUTES OF THE 438th BOARD OF DIRECTORS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 15, 2023

1.   DATE, TIME AND PLACE: On March 15 (fifteen), 2023, at 11:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, first Paragraph of the Internal Rules of the Board of Directors and the Technical and Consultant Committees of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Company’s Bylaws. The members of the Board of Directors, who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws. The General-Secretary and Legal Director, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.   AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the Board of Directors unanimously decided as follows:

4.1. Statement of Interest on Capital: The proposal to declare Interest on Capital (“IoC”) based on the balance sheet of February 28, 2023, in the gross amount of R$290,000,000.00, corresponding to the net amount of R$246,500,000.00 withholding income tax, was approved unanimously. The declared IoC is equivalent to R$0.17446988952[1] per common share (R$0.14829940610¹ net of income tax).

The IoC shall be credited individually to the shareholders, in accordance with the shareholding position in the Company's records at the end of March 31, 2023. As of April 01, 2023, including, the shares will be considered “ex-interest”.

[1] Amount per share considers the shareholding position of 02.28.2023. Due to the Company’s Share Buyback Program, the amount per share may change, being considered the shareholding position of 03.31.2023.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE No. 35.3.0015881-4

MINUTES OF THE 438th BOARD OF DIRECTORS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 15, 2023

The net amount of IoC will be included in the mandatory dividend for the fiscal year 2023, and the payment will be made until April 30, 2024, with the date to be set by the Company's Board of Directors.

5.       CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, March 15, 2023. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Solange Sobral Targa; and Denise Soares dos Santos. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira

I hereby certify that these minutes are a faithful copy of the minutes of the 438th Meeting of the Board of Directors of Telefônica Brasil S.A., held on March 15, 2023, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 15, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director